SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 5)

                       America Online Latin America, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    02365B100
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                              Peter S. Malloy, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


                   AOL Time Warner Inc.                        13-4099534
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                   (a) [x]
                   (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY:
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS:


                   WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                   [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:


                   Delaware
--------- ----------------------------------------------------------------------
-------------------- ---------- ------------------------------------------------
 NUMBER OF           7          SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY                                12,499,998 [1]
   EACH              ---------- ------------------------------------------------
 REPORTING           ---------- ------------------------------------------------
PERSON WITH          8          SHARED VOTING POWER


                                         136,551,706 [2]
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
                     9          SOLE DISPOSITIVE POWER


                                         12,499,998
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
                     10         SHARED DISPOSITIVE POWER


                                         136,851,706 [3]
-------------------- ---------- ------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


                   149,351,704
--------- ----------------------------------------------------------------------

-----------------------------------------
1 Represents the number of shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc. ("AOL-LA") into which (ultimately) the $45,300,000 11% senior convertible notes owned by AOL Time Warner Inc. ("AOL Time Warner"), are immediately convertible at an initial conversion price of $3.624.

2 Calculated pursuant to Rule 13d-3, includes (i) 4,000,000 shares of Class A Common Stock owned by America Online, Inc. ("AOL"), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

3    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain employee options issued by AOL-LA.

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                   [x]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


                   70.3% [4]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:


                   HC, CO
--------- ----------------------------------------------------------------------

-----------------------------------------
4 For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL) as of May 9, 2002 as reported in AOL-LA's Quarterly Report on Form 10-Q filed by AOL-LA on May 15, 2002, (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant, (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options and (v) 12,499,998 shares of Class A Common Stock issuable upon conversion of AOL Time Warner's $45,300,000 11% senior convertible notes.

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


                   America Online, Inc.                      54-1322110
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                   (a) [x]
                   (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY:


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS:


                   Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                   [ ]


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:


                   Delaware
--------- ----------------------------------------------------------------------
-------------------- -------- --------------------------------------------------
 NUMBER OF           7        SOLE VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY                              0
   EACH              -------- --------------------------------------------------
 REPORTING           -------- --------------------------------------------------
PERSON WITH          8        SHARED VOTING POWER


                                       136,551,706 [1]
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
                     9        SOLE DISPOSITIVE POWER


                                       0
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
                     10       SHARED DISPOSITIVE POWER


                                       136,851,706 [2]
-------------------- -------- --------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


                   136,851,706
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                   [x]

--------- ----------------------------------------------------------------------

-----------------------------------------
1 Calculated pursuant to Rule 13d-3, includes (i) 4,000,000 shares of Class A Common Stock owned by AOL, (ii) 116,010,456 shares of Class A Common Stock in which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

2    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                    68.5%[3]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:


                   CO
--------- ----------------------------------------------------------------------

-----------------------------------------
3 For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis, (iii) 16,541,250 shares of Class A Common Stock issuable (ultimately) upon exercise of AOL's immediately exercisable warrant and
     (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

     AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly-owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 5 ("Amendment No. 5") to amend and supplement the statement on Schedule 13D originally filed on August 22, 2000 and amended on January 22, 2001 and February 27, 2001, further amended and restated in its entirety on April 13, 2001 and further amended on April 5, 2002 ("Amendment No. 4") (as previously so amended, the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit 13 to Amendment No. 4, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 5 have the meanings given to such terms in the Statement.

Item 1. Security and Issuer

     This Amendment No. 5 relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding the following as the last paragraphs thereof:

     On April 23, 2002, AOL Time Warner purchased at par value $13,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Second Tranche Notes") pursuant to a Note Purchase Agreement described in Items 4 and 6 using funds from AOL Time Warner's working capital.

     On May 28, 2002, AOL Time Warner purchased at par value $15,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Third Tranche Notes") pursuant to a Note Purchase Agreement described in Items 4 and 6 using funds from AOL Time Warner's working capital.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     As of May 9, 2002, as reported in AOL-LA's Quarterly Report on Form 10-Q filed by AOL-LA on May 15, 2002, there were 67,070,065 shares of Class A Common Stock outstanding. No shares of AOL-LA's Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Class B Common Stock or Class C Common Stock were outstanding. For purposes of Rule 13d-3 under the Exchange Act, the Class A Common Stock issuable, directly or indirectly, upon conversion of the Series B Preferred Stock currently held by AOL, upon exercise of the AOL Warrant, and upon exercise by the Officers (defined below) of their options, (i) with respect to percentage ownership calculations made herein for AOL, increase the number of Class A Common Stock outstanding to 199,921,771[1] and (ii) together with the 12,499,998 shares of Class A Common Stock issuable, directly or indirectly, upon conversion of the First Tranche Notes, the Second Tranche Notes and the Third Tranche Notes (collectively, the "Tranche Notes") with respect to percentage ownership calculations made herein for AOL Time Warner, increase the number of Class A Common Stock outstanding to 212,421,769.

     As of the date hereof, the Reporting Persons (i) beneficially own 4,000,000 shares of Class A Common Stock held by AOL and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional 132,551,706 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of all of the shares of Series B Preferred Stock held by AOL and upon exercise of the AOL Warrant. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis.

-----------------------------------------
1 Includes (i) the 67,070,065 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant and (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, the Reporting Persons may also be deemed to beneficially own options to purchase an aggregate of 300,000 shares of Class A Common Stock. As stated in Item 6 below, upon the consummation of AOL-LA's initial public offering, Michael Lynton, J. Michael Kelly, and Gerald Sokol, Jr., officers of AOL, were each granted an option to purchase 60,000 shares of Class A Common Stock. Janice Brandt and Joseph Ripp, officers of AOL (each an "officer" and along with Messrs. Lynton, Kelly and Sokol, the "Officers"), were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the board of directors of AOL-LA. Under the Reporting Persons' conflicts of interest standards, each such Officer must transfer the economic benefit of his or her options to AOL Time Warner or AOL, as applicable. Although each such Officer is the record holder of the option, AOL and AOL Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of Amendments to the Statement, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder that any of such Officers is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such Officer.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, AOL Time Warner may also be deemed to beneficially own an additional 12,499,998 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of the Tranche Notes at the conversion price of $3.624 per share, as the same may be adjusted in accordance with the terms of the Initial Notes. As further described in Item 6, the Initial Notes are convertible at any time into Applicable Shares (as defined in Item 6 of the Statement), which may be shares of Series F Preferred Stock, Series B Preferred Stock, or Class A Common Stock, in any case at a conversion price of $3.624 per share. Shares of Series F Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis.

     AOL and AOL Time Warner have shared power to vote and dispose of 4,000,000 shares of Class A Common Stock held by AOL, the 116,010,456 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series B Preferred Stock held by AOL, and 16,541,250 shares of Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and AOL Time Warner share the power to dispose of the 300,000 shares of Class A Common Stock issuable upon exercise of the stock options that were granted to the Officers. AOL Time Warner has sole power to vote and dispose of the 12,499,998 shares of Class A Common Stock that are issuable upon conversion, directly or indirectly, of the Tranche Notes acquired by AOL Time Warner pursuant to the Note Purchase Agreement.

     Consequently, under Rule 13d-3(a), upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant and the exercise of the stock options granted to the Officers, AOL would beneficially own 136,851,706 shares of Class A Common Stock in the aggregate, or approximately 68.5% of the shares of Class A Common Stock currently outstanding. Upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant, the exercise of the stock options granted to the Officers, and the conversion of the Tranche Notes, AOL Time Warner would beneficially own 149,351,704 shares of Class A Common Stock in the aggregate, or approximately 70.3% of the shares of Class A Common Stock currently outstanding. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options, AOL and AOL Time Warner would beneficially own approximately 42.2% and 46.1%, respectively, of the 324,015,763 shares of Class A Common Stock of AOL-LA that would be issued and outstanding.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Second Amended and Restated Stockholders' Agreement, the ODC Voting Agreement, and the Second Amended and Restated AOL-ODC Registration Rights Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Cisneros Group. As of the date hereof, the Cisneros Group beneficially owns 4,000,000 shares of Class A Common Stock, 111,413,994 shares of Series C Preferred Stock, which represents all of such Series C Preferred Stock outstanding, and currently exercisable options to purchase 120,000 shares of Class A Common Stock. Shares of Series C Preferred Stock are convertible into AOL-LA's Class C Common Stock at any time, initially on a one share-for-one share basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. As of the date hereof, the Cisneros Group beneficially owns an aggregate of 115,533,994 shares of Class A Common Stock, or approximately 35.7% of the 324,015,763 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement and the Itau Voting Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. As of the date hereof, the Banco Itau Reporting Persons beneficially own 35,997,840 shares of Class A Common Stock (assuming the exercise of an option for 60,000 shares of Class A Common Stock granted to Mr. Setubal, the President and Chief Executive Officer of Banco Itau), or approximately 11.1% of the 324,015,763 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

     Other than as set forth herein, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons or any of the Reporting Persons' executive officers or directors.

     References to, and descriptions of, the Second Amended and Restated Stockholders' Agreement, the Note Purchase Agreement, the Voting Agreements, and the Second Amended and Restated AOL-ODC Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4 and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           AOL TIME WARNER INC.



                                           By:    /s/Wayne H. Pace
                                                  ----------------
                                              Name:  Wayne H. Pace
                                              Title: Executive Vice President
                                                     and Chief Financial Officer
                                              Date:  June 17, 2002



                                          AMERICA ONLINE, INC.



                                          By:     /s/Joseph A. Ripp
                                                  ------------------
                                             Name:   Joseph A. Ripp
                                             Title:  Executive Vice President
                                                     and Chief Financial Officer
                                             Date:   June 17, 2002

                                   SCHEDULE I

            ADDRESSES OF THE CISNEROS GROUP AND THE BANCO ITAU GROUP
                      AND THE BANCO ITAU REPORTING PERSONS
                      ------------------------------------


Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau, S.A.
176 Rua Boa Vista
01014-913 Sao Paulo, Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
Rio de Janeiro, Brazil

Itau Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Banco Itau, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

                                   SCHEDULE II
               DIRECTORS AND EXECUTIVE OFFICERS OF AOL TIME WARNER
               ---------------------------------------------------

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------

Name and Title            Present Principal Occupation
--------------            ----------------------------

Stephen M. Case           Chairman of the Board; AOL Time Warner Inc.
Richard D. Parsons        Chief Executive Officer; AOL Time Warner Inc.
Kenneth J. Novack         Vice Chairman; AOL Time Warner Inc.
R.E. Turner               Vice Chairman; AOL Time Warner Inc.
Daniel F. Akerson         Chairman of the Board and Chief Executive Officer;
                          XO Communications, Inc.
                          11111 Sunset Hills Road
                          Reston, VA 20190
                          (a broadband and communications company)
James L. Barksdale        President and Chief Executive Officer
                          of Barksdale Management Corporation
                          800 Woodland Parkway
                          Suite 118
                          Ridgland, MS 39157
Stephen F. Bollenbach     President and Chief Executive Officer;
                          Hilton Hotels Corporation
                          9336 Civic Center Drive
                          Beverly Hills, CA 90210
Frank J. Caufield         Partner;
                          Kleiner Perkins Caufield & Byers
                          Four Embarcadero Center
                          San Francisco, CA 94111
                          (a venture capital partnership)
Miles R. Gilburne         Principal; ZG Ventures L.L.C.
                          1250 Connecticut Avenue
                          Washington, D.C. 20036
Carla A. Hills            Chairman and Chief Executive Officer;
                          Hills & Company
                          1200 19th Street, NW
                          Washington, DC 20036
                          (international trade and investment consultants)
Reuben Mark               Chief Executive Officer;
                          Colgate-Palmolive Company
                          300 Park Avenue
                          New York, NY 10022
                          (consumer products)
Michael A. Miles          Former Chairman of the Board and Chief Executive
                          Officer of Phillip Morris Companies Inc.;
                          Director of Various Companies
                          c/o AOL Time Warner Inc.
Robert W. Pittman         Chief Operating Officer; AOL Time Warner Inc.
Franklin D. Raines        Chairman and Chief Executive Officer;
                          Fannie Mae
                          3900 Wisconsin Avenue, NW
                          Washington, DC 20016-2806
                          (a non-banking financial services company)
Francis T. Vincent, Jr.   Chairman of Vincent Enterprises
                          and Director of Various Companies;
                          290 Harbor Drive
                          Stamford, CT 06902
                          (a private investment firm)

Executive Officers Who Are Not Directors
----------------------------------------

Name                      Title and Present Principal Occupation
----                      --------------------------------------

Paul T. Cappuccio         Executive Vice President, General Counsel and
                          Secretary; AOL Time Warner Inc.
David Colburn             Executive Vice President and President of Business
                          Development for Subscription Services and
                          Advertising and Commerce Businesses;
                          AOL Time Warner Inc.
Adolf R. DiBiasio         Executive Vice President of Strategy and Investments;
                          AOL Time Warner Inc.
Patricia Fili-Krushel     Executive Vice President of Administration;
                          AOL Time Warner Inc.
Robert M. Kimmitt         Executive Vice President, Global & Strategic Policy;
                          AOL Time Warner Inc.
Kenneth B. Lerer          Executive Vice President; AOL Time Warner Inc.
Michael Lynton            Executive Vice President and President, International;
                          AOL Time Warner Inc.
Wayne H. Pace             Executive Vice President and Chief Financial Officer;
                          AOL Time Warner Inc.
William J. Raduchel       Executive Vice President and Chief Technology Officer;
                          AOL Time Warner Inc.
Mayo S. Stuntz, Jr.       Executive Vice President; AOL Time Warner Inc.

                                  SCHEDULE III
            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.
            --------------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166.

Board of Directors
------------------

Name and Title            Present Principal Occupation
--------------            ----------------------------

Paul T. Cappuccio         Executive Vice President, General Counsel and
                          Secretary;
                          AOL Time Warner Inc.
                          75 Rockefeller Plaza
                          New York, New York 10019
J. Michael Kelly          Chief Operating Officer; America Online, Inc.
Wayne H. Pace             Executive Vice President and Chief Financial Officer;
                          AOL Time Warner Inc.
                          75 Rockefeller Plaza
                          New York, New York 10019

Executive Officers Who Are Not Directors
----------------------------------------

Robert W. Pittman        Chief Executive Officer; America Online, Inc.
Janice Brandt            Vice Chair and Chief Marketing Officer;
                         America Online, Inc.
Theodore J. Leonsis      Vice Chair, Advanced Services Group; America
                         Online, Inc.
Raymond J. Oglethorpe    President; America Online, Inc.
Randall J. Boe           Executive Vice President, General Counsel and
                         Secretary; America Online, Inc.
Ann Brackbill            Executive Vice President, Corporate Communications;
                         America Online, Inc.
Joseph A. Ripp           Executive Vice President, Chief Financial Officer and
                         Treasurer; America Online, Inc.
Mark E. Stavish          Executive Vice President, Human Resources;
                         America Online, Inc.
James E. de Castro       President, AOL Interactive Services;
                         America Online, Inc.
David M. Colburn         President, Business Affairs and Development;
                         America Online, Inc.
Martin R. Fisher         President, Technology Department; America Online, Inc.
David A. Gang            Executive Vice President, Product Marketing and
                         President, AOL Strategic Business Solutions; America
                         Online, Inc.
Lisa A. Hook             President, AOL Anywhere/AOL Broadband;
                         America Online, Inc.
Michael M. Lynton        President, AOL International; America Online, Inc.
Joseph M. Redling        President, Marketing; America Online, Inc.
Robert Sherman           President, Interactive Marketing; America Online, Inc.
Peter B. Ashkin          Executive Vice President, Technology Assessment;
                         America Online, Inc.
James P. Bankoff         Executive Vice President, Operations, Interactive
                         Services; America Online, Inc.
Joel M. Davidson         Executive Vice President, AOL Web Properties; America
                         Online, Inc.
Matthew R. Korn          Executive Vice President, Network and Data Center
                         Operations; America Online, Inc.
Neil Smit                Executive Vice President, Member Services; America
                         Online, Inc.